UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Big Data Analytics, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Colorado

Date of organization
May 10, 2017

Physical address of issuer
209 Anemone Dr, Boulder, CO 80302

Website of issuer
www.CannabisBigData.co

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer or other form of compensation, to the intermediary at the conclusion of the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
July 15, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the target amount.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$90,779.00	$262,079.00
Cash & Cash Equivalents	$36,836.00	$212,639.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$7,950.00	$17,516.00
Cost of Goods Sold	$3,866.00	$2,548.00
Taxes Paid	$0.00	$0.00
Net Income	-$157,884.00	-$20,341.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 15, 2019

FORM C

Up to $107,000.00

Big Data Analytics, Inc



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Big Data Analytics, Inc, a Colorado Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 (the "Minimum Amount") and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)	This excludes fees to Company's advisors, such as attorneys and accountants. The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.CannabisBigData.co no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 15, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read

7

and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.CannabisBigData.co

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the

Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Big Data Analytics, Inc (the "Company") is a Colorado Corporation, formed on May 10, 2017. The Company is currently also conducting business under the name of Cannabis Big Data.

The Company is located at 209 Anemone Dr, Boulder, CO 80302.

The Company's website is www.CannabisBigData.co.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We provide data analytics and predictive modeling for licensed and ancillary legal cannabis companies. We charge a setup fee and a monthly subscription fee for our data toolkit and consulting services.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$107,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$107,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 15, 2019
Use of proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 39 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our data toolkit is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved data solutions and thus may be better equipped than us to develop and commercialize cannabis data. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would

adversely affect our competitive position, the likelihood that our data tools will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide software, hardware, and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. In some cases, our suppliers and subcontractors are sole source or limited either through contract or as a result of intellectual property rights. Also, some of our suppliers and subcontractors do not have long operating histories or may not be able to continue to supply the equipment and services we desire. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide software, hardware, or subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular software, hardware, or subsystem.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in development and operations including product shortages, higher development costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by implementing redundant network security measures. The expenses associated with protecting our information/ these steps could reduce our operating margins.

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by companies, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for data consulting, travel and have also resulted in increased safety and security costs for us and the data analytics industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the cannabis industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the cannabis industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other cannabis industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Levi Martin, Jason Cooper, Henry Finkelstein, Robert Dimino, and John Dimino who are VP, Systems & Analysis, VP, Architecture & Integration, CEO, ROI Manager, and ROI Manager, respectively, of the Company. The Company has or intends to enter into employment agreements with Levi Martin, Jason Cooper, Henry Finkelstein, Robert Dimino, and John Dimino, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Levi Martin, Jason Cooper, Henry Finkelstein, Robert Dimino, and John Dimino or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Levi Martin, Jason Cooper, Henry Finkelstein, Robert Dimino, and John Dimino in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Levi Martin, Jason Cooper, Henry Finkelstein, Robert Dimino, and John Dimino die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health

benefits, mandated training for employees, increased tax reporting and tax payment and changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan.

Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws or conspire with another to violate them. In *United States v. Oakland Cannabis Buyers' Cooperative* and *Gonzales v. Raich*, the U.S. Supreme Court ruled that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the Cole Memo, the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In *United States vs. McIntosh*, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

On January 4, 2018, Attorney General Jeff Sessions issued a memorandum to all Unites States Attorneys concerning marijuana enforcement, stating "Given the Department's well-established general principles, previous nationwide guidance specific to marijuana enforcement (including the Cole Memo) is unnecessary and is rescinded, effective immediately". However, Donald Trump subsequently signaled that he would support congressional efforts to protect those states that had legalized marijuana. Sessions resigned as Attorney General on November 7, 2018.

In April 2019, the Strengthening the Tenth Amendment Through Entrusting States ("STATES") Act was reintroduced in the United States Senate by a bipartisan group of lawmakers. The STATES Act would, in part, amend the federal Controlled Substances Act such that its provisions would not apply to any individual acting in accordance with state or tribal marijuana laws.

Furthermore, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directed federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Accordingly, the Treasury Department's Financial Crimes Enforcement Network ("FinCEN") established suspicious activity reporting guidelines for those banks serving marijuana related businesses that complemented the Cole Memo's eight priorities.

Sessions' rescission of the Cole Memo has not resulted in an increase in financial crimes enforcement against cannabis-related businesses, likely because FinCEN did not rescind its marijuana banking guidance.

Federal prosecutors have significant discretion, and there is no guarantee that the federal prosecutor in those judicial districts in which we conduct business will not choose to strictly enforce federal laws governing cannabis production or distribution. At this time, it is unknown if the STATES Act will become law or if the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on our business.

Our ability to grow our business depends on state laws pertaining to the cannabis industry.
Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured, and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse affect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.
Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Colorado and Washington have residency requirements for those directly involved in the medical-use cannabis industry, which may impede our ability to contract with cannabis businesses in those states. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company

may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the

Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 73.79% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Colorado law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including

significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

You will not have a vote or influence on the management of the Company.

All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities, and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company provides data analytics and predictive modeling for licensed and ancillary legal cannabis companies. The Company charges a setup fee and a monthly subscription fee for its data toolkit and consulting services.

Business Plan

The Company is committed to bringing the best user experience to its customers through its software integrations, data visualizations, and predictive models. The Company's business strategy leverages its unique ability to design and develop its own integrative data model and actionable insights to provide its modular data toolkit with innovative UI/UX, improved ease-of-use, and seamless integration. As part of its strategy, the Company continues to expand its platform with modules and data tools for managing cannabis operations. We empower customers to save time and money while increasing productivity and operational efficiencies that aim to ultimately yield increased revenue and profit. Our company's chances of success will be improved if we can master sales conversations as well as data deploys. To that end, our customer success team has a very hands-on approach: we start by educating prospects on the ways to use data and where to get started, and then walk them through the proposal with clear ROI calculations, and finally work with them well after the reports and models are delivered. Given that the cannabis industry is relatively data unsophisticated, we empower our customers and the industry by being a trusted expert voice in addition to an implementation partner.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Inventory Management Package	Empower cannabis retailers to know which products to order, when, how much, and why with historical analytics and predictive modeling.	Legal medical and recreational cannabis retailers
Cultivation Management Package	Support cannabis cultivators to know what strains have the highest yields and how to focus their cultivation resources to maximize profits.	Legal medical and recreational cannabis cultivators
Customer Insights Package	Increase average order values (AOV) and lifetime values (LTV) with an analysis of customer purchasing patterns at the individual level and with customer segmentation.	Legal medical and recreational cannabis companies
Financial Hub Package	Drill into gross and net margins down to the SKU level to maximize top and bottom-line metrics.	Legal medical and recreational cannabis companies.

In 2019, we plan to launch a Sustainability Benchmarking tool for cannabis cultivators in collaboration with Colorado Department of Public Health and Environment (CDPHE) and other industry partners. The company is also working with Growers Network to develop a strain benchmarking tool, which will combine strain and yield data to provide cultivators with local and regional comparison analysis. $10,000 of the proceeds of the Offering will be used to develop and market these products.

The Company sells its online products directly to licensed and ancillary cannabis businesses through its direct sales force. The Company also employs a variety of indirect distribution channels, such as affiliate partners and value-added resellers.

Competition

The Company's primary competitors are Headset, BDS Analytics, New Frontier, Brightfield Group.

We currently face a relatively small competitive landscape with only a handful of other companies focusing on data in the cannabis industry. Our competitors focus on narrow verticals, market-level aggregation, and generating industry reports. We focus on a different data niche by integrating with various data sources to provide day-to-day operational insights. Our offerings are often complementary and used in conjunction with other data vendors in the industry. Our success depends on our ability to quickly acquire and ramp customers while proving the ROI of an integrative data toolkit.

Customer Base

Our customers are legally licensed cannabis and hemp businesses in Colorado and Oregon.

Intellectual Property

The Company is dependent on the following intellectual property:

Our core IP is our software integrations, data model that combines data streams from multiple different sources, and predictive models.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as, when we expand internationally, to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 209 Anemone Dr, Boulder, CO 80302

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	0.00%	$0	25.23%	$27,000
Customer Acquisition	100.00%	$25,000	44.86%	$48,000
Product Development	0.00%	$0	19.63%	$21,000
Business Development	0.00%	$0	10.28%	$11,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees, whether direct or indirect, in connection with this Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Henry Finkelstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, May 2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tepa Director Business Intelligence
       Dates Employed: Jun 2016 – May 2017
       Location: Colorado Springs, Colorado Area
       Define specifications and develop analysis, reports, and dashboards across the organization from C-suite to entry level end users.

Green Peak Labs Founder, Strategist & Analyst
    Dates Employed: Mar 2012 – Present
    Location: Greater Denver / Boulder area
    Develop strategies, campaign plans, and product launches. Build customer-centric, objective-driven responsive websites that work well across mobile, tablet, laptop and desktop. Implement data infrastructure & marketing automation.

AllUrData Account Manager
    Dates Employed: Dec 2015 – May 2016
    Location: Colorado Springs, CO
    Worked on site with Community Health Partnership (CHP), the Regional Coordinated Care Organization (RCCO) that administered Medicaid programs for the greater Colorado Springs region, to build longitudinal patient dashboards and collate data across multiple hospitals and pilot programs.

STI Innovations Chief Operating Officer
    Dates Employed: Aug 2015 – Dec 2015
    Location: Greater San Diego Area
    Develop and execute lean methodology for sales, marketing, product development, fundraising, data analytics, customer service, and IT.

Provide Commerce Site Optimization Specialist
    Dates Employed: Feb 2011 – Feb 2012
    Own and project manage site optimizations and site tests across six brands. Scope competitive landscape, create test strategy, manage creative and technical teams, and analyze and report learnings.

Marketing Specialist
    Dates Employed Jan 2010 – Jun 2011
    Optimize media allocation strategy for ~$10MM in Print & TV marketing spend across 5 brands. Manage Print new customer acquisition channel and own all campaigns from profitability analysis and agency vetting to creative execution and post-mortem analysis. Manage all TV data, technical, and analytic needs as well as soup-to-nuts execution for all off-peak campaigns.

Education

Bachelor's degree in Economics, Yale University

Name

Hamish Sutherland

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board of Directors, Nov 2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

White Sheep Corp. President and CEO
>Dates Employed: Dec 2016 – Present
>Location: Toronto, Canada Area
>White Sheep invests in and operates cannabis cultivation licensees on four continents in addition to investing in seed-stage and pre-revenue "picks and shovels" companies in the cannabis industry in North America and any and all other legal jurisdictions.

Asterion Cannabis Inc. Chief Operating Officer
>Dates Employed: Sep 2018 – Present
>Location: Brisbane, Australia
>Working with an extraordinary team with real experience in each of our respective areas to provide cannabis and cannabinoids to global and Australian markets. Responsible for the design, development and operations of a purpose-built 43 hectare greenhouse in an ideally suited location in Australia.

Little Geeks Foundation Chair and Board Member
>Dates Employed: 2007 – Present
>Location: Toronto
>Reboot a kid's life. We provide a fully-loaded PC platform for disadvantaged youth (7-17) in the Greater Toronto Area that helps to level the educational playing field, and keeps used PCs out of land fill. We have also worked with northern communities to promote literacy.

Bedrocan Canada Chief Operating Officer
>Dates Employed: Dec 2013 – Aug 2016
>Location: Toronto, Canada Area
>Bedrocan is the fourth licensee under Health Canada's Marihuana for Medical Purposes Regulations (MMPR) providing pain sufferers and patients across Canada with standardized, pharmaceutical grade medicinal cannabis.

Education

Bachelor's degree in Engineering, McMaster University
MBA, Schulich School of Business, York University

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Levi Martin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

VP, Systems & Analysis - May 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

9Nineteen Solutions Founder, Business Intelligence Architect, & Senior SQL DBA
> Dates Employed: Mar 2017 – Present
> Location: Greater Denver Area Engaging top IT talent with small business owners to deliver cost-effective enterprise-level solutions yielding increased efficiency & profitability.

Colas IS Support Senior Business Intelligence Developer
> Dates Employed: May 2016 – Present
> Location: Greater Denver Area Position responsibilities include Microsoft SQL Server & Oracle database, ETL, SQL Server Reporting Services, & Power BI dashboard design, development, administration, & support parallel to server administration & project management.

ALLURData® Inc Senior Manager of Analytics, Senior BI Architect & SQL DBA
> Dates Employed: Nov 2015 – May 2016
> Location: Greater Denver Area
> Incorporated administration, design, development, and 24/7 support of server, database, cube, reporting, dashboard, and web site environments with additional focus on interacting with client teams and training on development best practices.

Education

Bachelor's degree in Business Administration, University of Northern Colorado

Name
Jason Cooper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

VP, Architecture & Integration - May 2017 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Code Cooper LLC BI Architect
> Dates Employed: Sep 2015 – Present
> Location: Greater Denver Area
> Responsibilities include: Build a single source data warehouse to facilitate simple analysis of JD Edwards (JDE), Active Directory and other 3rd party databases. Build data marts and OLAP cubes for use in SSRS, Excel and other 3rd party applications.

UDR BI Architect
> Dates Employed: May 2013 – Sep 2015
> Location: Highlands Ranch, CO
> Responsibilities include: Migrate databases, jobs, and ETL operations from Oracle, MSSQL 2005/2008 to MSSQL 2012. Migrate Oracle OBIEE reports to MS SSRS. Maintained SSAS cube.

Kaiser Permanente Data Analyst
>Dates Employed: Sep 2012 – May 2013
>Responsibilities include: Provide maintenance and migration of Member and Benefit Administration MS Access databases (2300) to MySQL and ExtJS.

Education

Associates degree in Applied Science and Programming, Kaplan University

Name
Henry Finkelstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, May 2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Tepa Director Business Intelligence
>Dates Employed: Jun 2016 – May 2017
>Location: Colorado Springs, Colorado Area
>Define specifications and develop analysis, reports, and dashboards across the organization from C-suite to entry level end users.

Green Peak Labs Founder, Strategist & Analyst
>Dates Employed: Mar 2012 – Present
>Location: Greater Denver / Boulder area
>Develop strategies, campaign plans, and product launches. Build customer-centric, objective-driven responsive websites that work well across mobile, tablet, laptop and desktop. Implement data infrastructure & marketing automation.

AllUrData Account Manager
>Dates Employed: Dec 2015 – May 2016
>Location: Colorado Springs, CO
>Worked on site with Community Health Partnership (CHP), the Regional Coordinated Care Organization (RCCO) that administered Medicaid programs for the greater Colorado Springs region, to build longitudinal patient dashboards and collate data across multiple hospitals and pilot programs.

STI Innovations Chief Operating Officer
>Dates Employed: Aug 2015 – Dec 2015
>Location: Greater San Diego Area
>Develop and execute lean methodology for sales, marketing, product development, fundraising, data analytics, customer service, and IT.

Provide Commerce Site Optimization Specialist
>Dates Employed: Feb 2011 – Feb 2012
>Own and project manage site optimizations and site tests across six brands. Scope competitive landscape, create test strategy, manage creative and technical teams, and analyze and report learnings.

Marketing Specialist
>Dates Employed Jan 2010 – Jun 2011
>Optimize media allocation strategy for ~$10MM in Print & TV marketing spend across 5 brands. Manage Print new customer acquisition channel and own all campaigns from profitability analysis and agency vetting to creative execution and post-mortem analysis. Manage all TV data, technical, and analytic needs as well as soup-to-nuts execution for all off-peak campaigns.

Education

Bachelor's degree in Economics, Yale University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Colorado law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Colorado, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Robert Dimino	Sales & account management	February 1, 2019	N/A
John Dimino	Sales & account management	February 1, 2019	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	4,472,222
Voting Rights	Vote as common with drag along
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	77.4%

Type of security	Series Seed (SS) Preferred Stock
Amount outstanding	515,200
Voting Rights	Vote as common with drag along
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	8.9%

Type of security	Convertible Note
Amount outstanding	$30,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	NA

Other material terms.	3.5% interest per annum, the outstanding principal amount and accrued interest thereon shall be due and payable at any time on or after July 4, 2017. Should note remain outstanding at such time that Company converts to a C-Corp, the balance and any accrued interest shall automatically convert into Founder Securities of the Company.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	515,200	$252,000.00	Customer Acquisition Marketing; Product Development; Business development	October 2, 2017	Rule 506(b)

The Company currently does not have any debt outstanding outside of the convertible note previously described.

Ownership

A majority of the equity of the Company is owned by a few people and an investment group. Those investors are as follows: Henry Finkelstein (Founder); Jason Cooper (Founder); Levi Martin (Founder); Rob Dimino (Employee); John Dimino (Employee); Ryan Busby (Contractor); Amos Elberg (Advisor); Derek Vanderwarker (Advisor); Truman Bradley (Advisor); Xena Ugrinsky (Advisor); and Initiative Capital CB3, LLC (Investment Group).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Henry Finkelstein	73.79%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$7,950.00	$0.00	$0.00

Operations

The Company completed its seed round of financing in November 2017. Our significant challenges are ramping our customer acquisition channels in a relatively unsophisticated data landscape as well as streamlining our data integrations and module deployments to align with the pace of our client onboarding.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: 1) Onboarding 50+ new clients; 2) Integrating 5+ new data streams; 3) Deploying a back office client management tool for account managers; 4) Developing a unified data cube for cultivators, manufacturers, and retailers; 5) Onboarding 4+ affiliate partners with embedded dashboards ;6) Marketing our services at 3+ conferences; 7) Outbound calling every medical and recreational retail account in the United States (and mapping the social cartography via our 3P and 5D sales processes)

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $15,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 in principal amount of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 15, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation

The issuer will not owe any commission, whether directly or indirectly, in cash or securities, to the intermediary at the conclusion of the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap

$4,000,000

Discount

20.0%

Conversion

Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the Investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election; or (ii) a Corporate Transaction.

b. If the Investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the units sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive membership interests of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Note, the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price and the following additional differences:

    i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Share by the investors in the Qualified Equity Financing; or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any Investor in a Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities have no voting rights at present and, except with respect to a Major Investor, may not have voting rights when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Crowd Notes.
- The Investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize this instrument and any units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

To the best of our knowledge the Company has not engaged in any related party transactions with the Company, its operations or its security holders.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Henry Finkelstein
(Signature)

Henry Finkelstein
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Henry Finkelstein
(Signature)

Henry Finkelstein
(Name)

CEO
(Title)

May 15, 2019
(Date)

I, Henry Finkelstein, being the founder of Big Data Analytics, Inc, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Henry Finkelstein
(Signature)

Henry Finkelstein
(Name)

CEO
(Title)

May 15, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcripts

EXHIBIT A
Financial Statements

Cannabis Big Data
Balance Sheet
As of December 31, 2017

	Dec 2017
ASSETS	
Current Assets	
Bank Accounts	
1020 First Bank Checking x7135	12,134.72
1025 First Bank Savings x9187	200,504.07
1060 BofA	0.41
1080 Chase Checking x9173	0.00
1085 Chase Savings x0272	0.00
Total Bank Accounts	**$ 212,639.20**
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$ 0.00**
Total Current Assets	**$ 212,639.20**
Fixed Assets	
1510 Computers & Equipment	5,252.00
1591 Accumulated Depreciation-Computer and Equipment	-1,624.96
Total Fixed Assets	**$ 3,627.04**
Other Assets	
1800 Start Up Costs	1,250.00
1810 Contractors	14,642.70
1830 Professional Services	28,946.00
1840 Research Materials	974.71
Total 1800 Start Up Costs	**$ 45,813.41**
Total Other Assets	**$ 45,813.41**
TOTAL ASSETS	**$ 262,079.65**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	0.00
Total Accounts Payable	**$ 0.00**
Total Current Liabilities	**$ 0.00**
Long-Term Liabilities	
2700 LT Debt	0.00
2750 Convertible Note Payable	0.00
Total 2700 LT Debt	**$ 0.00**
Total Long-Term Liabilities	**$ 0.00**
Total Liabilities	**$ 0.00**
Equity	
3110 Equity - Converted Note	30,000.00
3801 Paid in Capital	252,990.00
3900 Retained Earnings	1,051.68
Net Income	-21,962.03

Total Equity	$	262,079.65
TOTAL LIABILITIES AND EQUITY	$	262,079.65

Monday, Mar 11, 2019 03:45:06 PM GMT-7 - Accrual Basis

Cannabis Big Data
Profit and Loss
January - December 2017

		Total
Income		
4100 Revenue - Software Subscription		2,197.00
4300 Revenue - Service		15,319.00
Total Income	$	**17,516.00**
Cost of Goods Sold		
5300 COGS - Service		0.00
5310 COGS - Hosting Costs		1,135.50
5320 COGS - Licensing		1,024.10
5350 COGS - Processing Fees		388.50
Total 5300 COGS - Service	$	**2,548.10**
Total Cost of Goods Sold	$	**2,548.10**
Gross Profit	$	**14,967.90**
Expenses		
6100 Sales and Marketing		0.00
6110 Conferences and Trade Shows		3,914.75
6115 Marketing Supplies		1,000.05
Total 6100 Sales and Marketing	$	**4,914.80**
6200 Travel and Entertainment		0.00
6210 Travel-Air		1,111.57
6220 Travel-Ground		1,502.79
6230 Travel-Lodging/Accomodation		666.96
6240 Meals		5,273.20
Total 6200 Travel and Entertainment	$	**8,554.52**
6300 Professional Fees		0.00
6320 Accounting/Tax		3,708.13
Total 6300 Professional Fees	$	**3,708.13**
6400 Facilities & OPs		0.00
6410 Rent Expense		3,000.00
6420 Telecommunications		27.95
6430 IT and Software Internal Use		3,086.52
6450 Utilities		119.40
Total 6400 Facilities & OPs	$	**6,233.87**
6500 G&A		0.00
6510 Insurance Expense		9,800.90
6530 Bank Service Charges		18.90
6540 Office Supplies		251.30
6550 Postage & Delivery		7.92
6570 Business License and Permits		60.00
6580 Dues and Subscriptions		1,758.84
Total 6500 G&A	$	**11,897.86**
Total Expenses	$	**35,309.18**
Net Operating Income	-$	**20,341.28**
Other Income		

7010 Interest Income		4.21
Total Other Income	**$**	**4.21**
Other Expenses		
8100 Depreciation Expense		1,624.96
Total Other Expenses	**$**	**1,624.96**
Net Other Income	**-$**	**1,620.75**
Net Income	**-$**	**21,962.03**

Cannabis Big Data
Statement of Cash Flows
January - December 2017

		Total
OPERATING ACTIVITIES		
Net Income		-21,962.03
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
1200 Accounts Receivable (A/R)		0.00
1591 Accumulated Depreciation-Computer and Equipment		1,624.96
1800 Start Up Costs		-1,250.00
1810 Start Up Costs:Contractors		-14,392.70
1830 Start Up Costs:Professional Services		-28,946.00
1840 Start Up Costs:Research Materials		-974.71
2100 Accounts Payable		0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**43,938.45**
Net cash provided by operating activities	**-$**	**65,900.48**
INVESTING ACTIVITIES		
1510 Computers & Equipment		-5,000.00
Net cash provided by investing activities	**-$**	**5,000.00**
FINANCING ACTIVITIES		
2750 LT Debt:Convertible Note Payable		0.00
3110 Equity - Converted Note		30,000.00
3801 Paid in Capital		251,990.00
Net cash provided by financing activities	**$**	**281,990.00**
Net cash increase for period	**$**	**211,089.52**

Monday, Mar 11, 2019 03:44:34 PM GMT-7

Cannabis Big Data
Balance Sheet
As of December 31, 2018

	Dec 2018
ASSETS	
Current Assets	
Bank Accounts	
1020 First Bank Checking x7135	23,739.54
1025 First Bank Savings x9187	30,095.71
1060 BofA	0.41
1080 Chase Checking x9173	-17,000.00
1085 Chase Savings x0272	0.00
Total Bank Accounts	$ 36,835.66
Accounts Receivable	
1200 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	$ 0.00
Total Current Assets	$ 36,835.66
Fixed Assets	
1510 Computers & Equipment	5,252.00
1591 Accumulated Depreciation-Computer and Equipment	-2,062.45
Total Fixed Assets	$ 3,189.55
Other Assets	
1800 Start Up Costs	1,250.00
1810 Contractors	19,562.70
1830 Professional Services	28,946.00
1840 Research Materials	994.70
Total 1800 Start Up Costs	$ 50,753.40
Total Other Assets	$ 50,753.40
TOTAL ASSETS	$ 90,778.61
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2100 Accounts Payable	0.00
Total Accounts Payable	$ 0.00
Other Current Liabilities	
2210 Accrued payroll	-9,711.61
2250 Accrued Payroll Taxes	-3,366.39
Total Other Current Liabilities	-$ 13,078.00
Total Current Liabilities	-$ 13,078.00
Long-Term Liabilities	
2700 LT Debt	0.00
2750 Convertible Note Payable	0.00
Total 2700 LT Debt	$ 0.00
Total Long-Term Liabilities	$ 0.00
Total Liabilities	-$ 13,078.00
Equity	

3110 Equity - Converted Note		30,000.00
3801 Paid in Capital		252,990.00
3900 Retained Earnings		-20,910.35
Net Income		-158,223.04
Total Equity	**$**	**103,856.61**
TOTAL LIABILITIES AND EQUITY	**$**	**90,778.61**

Cannabis Big Data
Profit and Loss
January - December 2018

		Total
Income		
4100 Revenue - Software Subscription		7,150.00
4300 Revenue - Service		800.00
Total Income	$	**7,950.00**
Cost of Goods Sold		
5300 COGS - Service		0.00
5310 COGS - Hosting Costs		2,068.97
5320 COGS - Licensing		853.00
5350 COGS - Processing Fees		944.07
Total 5300 COGS - Service	$	**3,866.04**
Total Cost of Goods Sold	$	**3,866.04**
Gross Profit	$	**4,083.96**
Expenses		
6000 People Costs		0.00
6025 Contractor Fees		64,779.77
6030 Recruiting		16,150.00
6040 Workers Comp Insurance		300.10
Total 6000 People Costs	$	**81,229.87**
6100 Sales and Marketing		0.00
6110 Conferences and Trade Shows		18,864.95
6115 Marketing Supplies		229.57
6120 Advertising and Promotion		1,109.22
6125 Marketing Services		12,367.33
Total 6100 Sales and Marketing	$	**32,571.07**
6200 Travel and Entertainment		0.00
6210 Travel-Air		4,212.92
6220 Travel-Ground		1,067.68
6230 Travel-Lodging/Accomodation		488.50
6240 Meals		3,181.68
6245 Entertainment		755.00
Total 6200 Travel and Entertainment	$	**9,705.78**
6300 Professional Fees		0.00
6320 Accounting/Tax		2,690.00
6330 Legal		24,968.37
6340 Payroll Services		192.00
Total 6300 Professional Fees	$	**27,850.37**
6400 Facilities & OPs		0.00
6430 IT and Software Internal Use		9,058.81
6450 Utilities		29.85
Total 6400 Facilities & OPs	$	**9,088.66**
6500 G&A		0.00
6510 Insurance Expense		368.89
6530 Bank Service Charges		296.24

6540 Office Supplies		529.13
6570 Business License and Permits		10.00
6580 Dues and Subscriptions		317.67
Total 6500 G&A	**$**	**1,521.93**
Total Expenses	**$**	**161,967.68**
Net Operating Income	**-$**	**157,883.72**
Other Income		
7010 Interest Income		98.17
Total Other Income	**$**	**98.17**
Other Expenses		
8100 Depreciation Expense		437.49
Total Other Expenses	**$**	**437.49**
Net Other Income	**-$**	**339.32**
Net Income	**-$**	**158,223.04**

Cannabis Big Data
Statement of Cash Flows
January - December 2018

	Total
OPERATING ACTIVITIES	
Net Income	-158,223.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
1200 Accounts Receivable (A/R)	0.00
1591 Accumulated Depreciation-Computer and Equipment	437.49
1810 Start Up Costs:Contractors	-4,920.00
1840 Start Up Costs:Research Materials	-19.99
2100 Accounts Payable	0.00
2210 Accrued payroll	-9,711.61
2250 Accrued Payroll Taxes	-3,366.39
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 17,580.50**
Net cash provided by operating activities	**-$ 175,803.54**
Net cash increase for period	**-$ 175,803.54**

Monday, Mar 11, 2019 03:44:09 PM GMT-7

EXHIBIT B
Company Summary





Company: Cannabis Big Data

Market: Big Data/Cannabis

Product: Big data solutions for cannabis industry businesses

Company Highlights

- Seeks to empower licensed cannabis businesses with access to over 30 data modules and 50+ data source integrations for advanced analytics and insight
- Target clients include cannabis stores/dispensaries, cultivation/grow facilities, product manufacturers, distributors, testing labs, and vertically-integrated companies
- Developing a strain benchmarking tool comparing the yields of various cannabis strains and a predictive model for retail store and inventory management
- Has raised just over $280,000 from past investors, including $250,000 from White Sheep Capital (formerly Initiative Capital) in October 2017 at a pre-money valuation of $2.5 million

Executive Snapshot

Cannabis Big Data aims to equip cannabis-related businesses with the tools necessary to harness data for informed decision making. It offers a robust platform that can track important metrics such as cultivation yields for grow operations and inventory levels for dispensaries. A dispensary equipped with Cannabis Big Data toolkits can assess and leverage real-time sales data to optimize inventory and future sales.

- In the first two months of 2019, Cannabis Big Data added five new clients and generated more than two-thirds the amount of revenue it generated in all of 2018.

- The company is collaborating with partners such as The Colorado Department of Health and Environment, The Cannabis Conservancy, and Growers Network to develop sustainability reports and benchmarking tools that compare various strain yields.

COMPANY SUMMARY



Opportunity

Cannabis Big Data, a Colorado-based data analytics firm, aims to make data more accessible and digestible for firms operating in the legal cannabis industry. Through its data modules, equipped with intuitive, user-friendly dashboards and automated integrations, the company seeks to help businesses adopt data initiatives to improve their decision making. Targeting dispensaries, retail stores, cultivation projects, and ancillary businesses, Cannabis Big Data aims to be a comprehensive solution for harnessing cannabis industry data.

In today's business environment, more firms are adopting advanced tools to better utilize data in their decision making. In a 2018 survey conducted by NewVantage Partners, 97% of executives confirmed that they were implementing big data and artificial intelligence projects; most cited advanced analytics as the primary reason for investing in the technology. Though virtually all survey respondents were investing in big data initiatives, roughly two-thirds indicated that business adoption of data initiatives remains a major challenge; helping employees and executives adopt a more data-driven process represents the greatest challenge for these companies.[i]

In the legal cannabis industry, which is projected to reach a value of $23.4 billion by 2022,[ii] big data analysis may be used for decision making processes throughout the product cycle, from plant cultivation to product sale. Data-driven approaches may also be leveraged to improve consumer demand projections, thereby facilitating production adjustments to stabilize pricing. In the absence of big data analysis, producers and retailers may be unable to accurately estimate cannabis product demand.[iii] In the state of Oregon, for example, overproduction of marijuana has produced six years' worth of excess supply, dropping prices and affecting farmers who anticipated higher profits for their crop.[iv]]

CanopyBoulder Accelerator

Cannabis Big Data participated in the Spring 2017 class of CanopyBoulder, a seed stage accelerator for the legal cannabis industry. Cannabis Big Data utilized the Colorado-based accelerator to launch the first iteration of its alpha product and to validate its business model. The company also leveraged the accelerator to expand its cannabis industry network.

Product

Cannabis Big Data has built comprehensive data toolkits designed to provide actionable insights to cannabis retail stores, dispensaries, cultivation companies, product manufacturers, and other ancillary businesses operating in the cannabis industry. The company also provides tailored solutions to clients, offering one-off customized data services, unique reports, and personalized consulting engagements.



Retail / Dispensary



Cultivation / Grow



Infused Product Manufacturer



Dispensaries and stores need to be aware of their products and customers as well as their profit margins on each. Cannabis Big Data helps owners and managers track revenue, costs, budtenders, taxes, and more.

Cultivation and growth facilities need to track inputs, cycles, and outputs as well as their finances and fixed assets. Cannabis Big Data helps owners and managers track yields, revenue, energy, costs, taxes, and more.

Infused Product Manufacturers need to be aware of their supply of raw materials and the demand from their wholesale customers, as well as their profit margins. Cannabis Big Data helps owners and managers track revenue, costs, salespeople, taxes, and more.







Vertically Integrated
Integrated cannabis companies need to track the supply and demand of their products, as well as the profit margin for each product. Cannabis Big Data's solutions allow businesses to track revenue, costs, taxes, and more.

Distributor
Distribution companies must manage logistics while also forecasting supply and demand levels. Cannabis Big Data offers distribution companies modules to help forecast and track supply and demand.

Testing Laboratory
Testing labs conduct state-mandated product tests that are critically important for the safety of consumers and the robust growth of the cannabis industry. Cannabis Big Data supports these labs with their data needs.

Modules







Actionable Insights

Automated Data Syncing

Unlimited Users & Dedicated Training

The company's toolkits are built from robust data modules. These modules serve as intelligence dashboards and are designed to allow users to glean valuable insights about business operations through intuitive, user-friendly interfaces. For cannabis businesses, these dashboards offer a succinct yet robust compilation of data relating to sales, marketing, operations, cultivation, products, and more. Each module is equipped with automated integrations compatible with most standard data sources, meaning that the module pulls data from existing applications, so users do not have to manually enter data. Once the module is integrated, Cannabis Big Data can analyze information regarding cultivation yield, inventory management, product margins, supply forecasting, and more. Currently, Cannabis Big Data has built over 30 individual modules. Featured modules include:







Cultivation Yield

Enables owners and operators of cultivation and growth facilities to assess the performance of specific plants, strains, and batches. Primarily used to identify the yield of each plant, strain, and/or facility

Individual Customer Insights

Analyze historical purchase trends for specific customers or patients. Can be used to potentially upsell customers and patients based on purchase preferences.

Inventory Buy Planner

Helps dispensaries and retail stores identify what products need to be restocked and how much needs to be reordered to have enough days of inventory on hand. Used to prioritize product restocking.







Inventory Management

Allows dispensaries, retail stores, and distributors to anticipate stock outs and project how much money may be lost from products being out of stock.

Product Margins

Isolates specific costs, by product, for each unit in a production batch. Can be used to identify unit costs and gross margins for all products.

Sales and Demand Forecasting

Seeks to forecast what products are expected to sell and when. Can help businesses better align supply and demand across various business units.



Modules can be purchased a la carte or bundled in packages of three to seven modules with discounted bulk pricing. Featured packages include:

- **Inventory Management**: Seeks to empower cannabis retailers with historical analytics and predictive modeling to know which products to order, when, how much, and why

- **Cultivation Management**: Supports cannabis cultivators to know what strains have the highest yields and how to focus their cultivation resources to potentially maximize profits

- **Customer Insights**: Aims to increase average order values (AOV) and lifetime values (LTV) with an analysis of customer purchasing patterns at the individual level and with customer segmentation

- **Financial Hub**: Analyzes gross and net margins down to the stock keeping unit (SKU) level to help maximize top- and bottom-line metrics

Analytics and Custom Data Services

Cannabis Big Data also offers clients one-time data services, unique reports, and consulting engagements specifically tailored to the needs of each individual customer. The company offers a range of services and allows clients to craft custom engagements for added flexibility. Featured services include:

  

Pro Forma/Financial Model Audit	Competitive Matrix	Due Diligence Analysis
A comprehensive review of a company's existing financial model. Upon completion, a report is issued detailing potential issues and recommendations.	A comprehensive analysis of a retail store or dispensary compared to all other stores within a 50-mile radius. Meant to help increase revenue by notifying owners and managers which products to carry at what prices.	A deep-dive review of a company's data room or investor materials. Cannabis Big Data acts as a potential investor, evaluating materials to find possible issues and provide recommendations.









Secret Shopper

Cannabis Big Data's Secret Shopper scorecard covers the entire customer lifecycle, offering clients an overall score with breakdowns of each element of the buyer lifecycle, identifying areas of opportunity for improvement

Company Valuation

Cannabis Big Data analyzes information regarding accounting, products, customers, and team to identify an expected valuation for an enterprise.

Data Integrity Audit

An analysis of the data flow and consistency of an organization. Cannabis Big Data reviews all of a business' data sources and how information flows between systems to provide an audit of the data environment.

Use of Proceeds



Should the company raise the minimum target amount of $25,000, it plans to use 100% of the proceeds to aid in customer acquisition via a combination of search engine optimization (SEO) of original and syndicated content, direct outreach efforts via lunch-and-learn opportunities, and attendance of industry conferences and local events. If it raises the maximum of $107,000, the company plans to devote 45% to customer acquisition through SEO of original content and lunch-and-learn opportunities, 25% to general marketing for advertising and promotion, 20% to product development, and 10% to business development via tradeshows and conference attendance. The company may alter the use of proceeds at its discretion.



Product Roadmap

In 2019, Cannabis Big Data plans to launch its sustainability benchmarking tool, partnering with the Colorado Department of Health and Environment, Cannabis Conservancy, and Sustainabis. This initiative will seek to combine production type data (e.g. indoor vs. outdoor yields and cultivation cycles) with data relating to energy, water, and waste to create regional reports for different types of cultivators. The company is also working with Growers Network to develop a strain benchmarking tool, which will combine strain and yield data to provide cultivators with local and regional comparison analysis.

In addition, the company is collaborating with Cannabis Retail Advisors to launch a more comprehensive store, vendor, and inventory management tools for retail businesses. In Q3 2019, the company intends to revamp existing toolkits and modules, while deploying analysis capabilities for cannabis investors as well as deal analyzer functionalities. In Q4 2019, the company hopes to integrate its products with two additional point-of-sale (POS) systems; currently it can integrate with three POS systems (BioTrack THC, Weave IQ, and Flowhub).

Business Model

For each module, Cannabis Big Data utilizes a software-as-a-service (SaaS) business model with a one-time fee for deployment, which includes source integration, data normalization, and an hour of training for all users. Set up and monthly module fees vary based on the specific data streams of the client. Individual modules start at a $400 set up fee with a recurring monthly charge of $30 per business, while more robust modules such as the "280E Tax Scenarios" module, designed to help users identify the lowest impact tax methodology, are priced at a $3,500 set up fee and a $95 recurring monthly charge.

The company also charges fees for one-off custom reports and analytics and offers bulk pricing and discounts for its module packages. Custom analytics and reports start at $850 with reports such as its company valuation analysis priced at $1,750. Cannabis Big Data determines pricing for various reports based on the scope of the engagement, such as the amount of retail locations being monitored, and the complexity of the data being analyzed.

Remainder of page left intentionally blank



Currently, Cannabis Big Data has seven paying clients, including six dispensaries in Colorado and one Oregon-based CBD oil extractor. In addition to its partnerships with the Colorado Department of Health and Environment, Cannabis Conservancy, Sustainabis (to provide sustainability benchmarks for cannabis grow operations), and Growers Network (to aggregate crop yield data by flower strain), the company has partnered with Cannabis Retail Advisors to develop a purchase planning and inventory optimization package for cannabis stores.

Clients













ajoya · organic alternatives · Solace Meds · good WEED · allgreens inc. DISPENSARY · PHASE 2 EXTRACTION · THE GREEN JOINT You gotta hit it

Partners

Sustainabis Creating a Higher Standard · CANNABIS RETAIL ADVISORS · CDPHE COLORADO Department of Public Health & Environment · THE CANNABIS CONSERVANCY · growersnetwork



In 2018, Cannabis Big Data generated $7,950 in revenue, down from 2017 revenues totaling $17,516. Revenue in April 2017 from a one-time client integration of $10,000 represented the majority of the year's revenue. Other spikes in revenue throughout the last two years are due to one-time set up fees for new clients. In the first four months of 2019, the company generated revenues of $10,400, up from 2018 revenue of $5,050 over the same period. Since its incorporation in 2017, the company has generated $31,116. In 2018, Cannabis Big Data average profit margin was 51%, compared to 85% in 2017. Profit margins decreased as a result of increases in hosting costs and licensing fees for software such as the company's customer relationship management (CRM).



In Q1 2019, the company added an additional four clients. In 2018, the company signed three new customers, after signing three in 2017. In 2018, the company had three clients choose not to renew their services. Of the churned clients, two chose to cancel because it no longer needed the analysis, while one chose to switch to an internal accounting reporting system. The company's MRR dropped from February to March 2019 due to fee waivers provided to a client for software integration issues that have since been corrected.

- Current average set up fee per customer: $750
- Current average recurring monthly fee per customer: $350
- Monthly recurring revenue (MRR) as of April 2019: $1,900





In 2018, the company incurred expenses totaling $166,271, an increase from $39,482 in 2017. 2018 expenses increased due to an $80,000 expense related to the recruitment and hiring of contract sales employees, categories in which the company did not incur expenses in 2017. Cannabis Big Data paid roughly $15,000 in recruitment fees in July 2018, accounting for the spike in expenses for that month, and roughly $65,000 in contract worker compensation, nearly half of which was paid in Q4 2018. The company also increased its sales and marketing expenditures by 662% year-over-year, totaling $32,571. In 2018, total expenses were primarily attributed to:

- Contractor fees – 39%
- Professional fees (i.e. legal and accounting) – 15%
- Sales and marketing – 20%

Since incorporation, the company has incurred expenses totaling $226,199. In the first four months of 2019, the company incurred expenses of $31,265, an increase from 2018 expenses of $27,664 over the same period.







In 2018, Cannabis Big Data recorded a net loss of $158,223. It had a net loss of $21,962 in 2017. Since incorporation, the company has recorded a net loss of $194,977. In the first four months of 2019, the company recorded a net loss of $20,862, while over the same four months in 2018, the company recorded a net loss of $22,590. In 2018, the company's average monthly burn was $13,185. As of April 2019, the company had roughly $2,000 in cash assets. As a result of its low cash on hand, the company has decided to halt salaries for all employees, which accounted for roughly two-thirds of operating expenses in the first two months of 2019. In the absence of paid salaries, the company has transitioned to an equity-based compensation model until it is able to raise additional capital. Currently, Cannabis Big Data is only paying for its core software services to keep its cash burn to a minimum.





Cannabis

According to a report by Arcview Market Research and BDS Analytics, the U.S. legal cannabis industry increased 31% year-over-year in 2017 to reach $8.5 billion. The report forecasts that nationwide spending on cannabis will increase to $23.4 billion by 2022, growing at a 22% compound annual growth rate. This growth is expected to be driven by continued state-by-state roll-out of medical-use programs and adult-use recreational legalization. The research report also predicts that the industry could generate more than 467,000 full-time jobs by 2022. Globally, the market was estimated at $9.5 billion in 2017. As more international markets legalize cannabis, the worldwide market is projected to reach $32 billion by 2022, while lowering the U.S. share from 90% to 73%.[v]

U.S. states have varying levels of cannabis legalization, with some states electing to legalize marijuana for both medical and recreational use. Two such states, Washington and Colorado, sold $1.3 billion[vi] and $1.5 billion[vii] of cannabis, respectively, in 2017.



Countries like Canada are also beginning to legalize marijuana for recreational use. In June 2018, Canada became the second country in the world—and the first G7 nation—to implement legislation to legalize recreational marijuana use nationwide.[viii] Canada and California are poised to capture 41% of the world cannabis market by 2022, reaching combined revenue of $13.2 billion.[ix]

In 2018, venture capital financings in cannabis companies surpassed $1.6 billion, a record high, and a 193% increase from 2017. Deal count in 2018 was also record-setting, with 225 venture financings. 2017 also saw significant growth in funding towards cannabis companies, with nearly $555 million invested, a 143% year-over-year increase, across 173 total deals. Deal count surpassed 100 total deals for the first time in 2015, with 123 such venture financings, a 124% increase from 2014. Between 2008 and 2018, there has been $2.97 billion invested across 722 venture capital deals in cannabis companies. Over 70% of capital invested from 2008 to 2018 occurred in 2017 and 2018.[x]





The ability to leverage consumer data may provide cannabis enterprises with an edge over industry competitors. According to a 2018 Deloitte study, retailers who are capable protecting and analyzing consumer data may be "well positioned to achieve a competitive advantage." The consulting firm also notes that, similar to traditional retail verticals, in order for the retail cannabis industry to succeed, it must derive insights from customer information and analytics and deliver a superior customer experience. Cannabis consumers are also demanding that the data collected by online retailers be kept private and managed by trustworthy systems. Deloitte found that 22% of respondents—the highest percentage in the survey—stated that features tied to privacy protection and data security were the most important feature when choosing an e-commerce cannabis retailer.[xi]

Big Data

The global big data analytics industry was estimated to generate $42 billion in 2018 and is projected to grow at a compound annual growth rate (CAGR) of 10.48% to reach a market size of $103 billion in 2027.[xii] According to a survey conducted by McKinsey and Company, nearly half of the executives surveyed noted that data and analytics have significantly or fundamentally changed business practices in their sales and marketing functions.[xiii] Separately, New Vantage Partners, a data-driven strategic advisory firm, found that 97% of its survey respondents have started big data initiatives, with 73% of respondents reporting measurable results from their initiatives.[xiv]

In 2018, big data startups raised $26.42 billion in venture capital investment across 1,790 deals. This represented an increase of 66.8% in capital investment over 2017, but a 13.4% drop in total deal count. From 2008 to 2018, the big data industry received a total of $74.16 billion across 10,370 deals.[xv]





Capital Invested and Deal Count in Big Data Companies, 2008 - 2018

Source: PitchBook Data, Inc.

COMPETITORS

Headset: Founded in 2015, Headset is a business intelligence company specializing in the cannabis industry. The Seattle-based firm has three main product offerings: Headset Retailer, Headset Bridge, and Headset Insights. Retailer provides businesses simplified insights via reporting dashboards that display information on sales, inventory, vendors, products and budtenders. Bridge aims to enable a collaborative relationship between suppliers and retailers by automating the inventory and sell-through process. Insights provides users with market data to help enable data-driven business decisions. In January 2019, Headset raised a Series A round totaling $12.1 million, led by Poseidon Asset Management, AFI Capital Partners, and Canopy Rivers.[xvi]

BDS Analytics: Founded in 2015, BDS Analytics is a Boulder, Colorado-based market intelligence firm focusing on the cannabis industry. The company has three main products specializing in retail sales tracking, consumer insights, and industry intelligence. BDS's retail sales tracking product provides clients with actionable data on when, where, and for how much products are being sold. The consumer insights platform provides interactive dashboards with drill-down capabilities for specific geographies and consumer segments. BDS's industry intelligence product provides users with forecasts, financial models, and actionable insights within the cannabis sector. The company also offers physical copies of industry reports that range in price from $297 to $1,975.[xvii] In May 2018, BDS raised a Series B round totaling $3.5 million, led by CanopyVentures and Altitude Investment Management.[xviii]

New Frontier Data: Founded in 2014, New Frontier Data is a tech-driven analytics company specializing in the cannabis industry. The Washington D.C.-based firm provides analyst reports as well as a business intelligence portal. The company also provides custom research consulting services. Digital access to New Frontier's analyst reports ranges in price from free to $599.[xix] The company utilizes a subscription-based model for access to its business intelligence portal, with tiers ranging in price from $99 to $625 per month.[xx] In September 2018, New Frontier received a $500,000 investment from Gladstone Financial Corporation.[xxi] In February 2018, the company acquired Hemp Business Journal for an undisclosed amount.[xxii]

Brightfield Group: Founded in 2015, Brightfield Group is a full-service market research firm focused on the legal cannabis industry. The company offers both cannabis and CBD industry insights for the U.S., Canadian, and international markets. Brightfield also offers customers solutions in market entry strategy, product development strategy, brand development, and marketing and advertising. The company also offers custom research and analytics projects to meet specific client needs.





EXECUTIVE TEAM

Henry Finkelstein, Co-Founder and CEO: Henry has been the CEO of Cannabis Big Data since its inception. Prior to Cannabis Big Data, Henry served as the Director of Business Intelligence for Tepa. He also started his own management consulting firm, Green Peak Labs, which focused on data-driven marketing, sales, and operations consulting for small and medium businesses (SMBs) in the service and consumer goods industries. Henry has also held positions at STI Innovations and Provide Commerce. He earned his bachelor's degree in Economics at Yale University, where he helped run the Yale Entrepreneurial Society.



Jason Cooper, Co-Founder and VP of Architecture and Integrations: Jason has extensive enterprise experience leading system architectures in the public and private sector. His data career began in the armed forces, both in direct service with the U.S. Army as well as with various government contractors supporting stationed troops in Afghanistan and other active conflict regions. Jason has also held positions at Insight Global, Kaiser Permanente, and UDR. Jason earned his Associates degree in Applied Science and Programming from Kaplan University.



Levi Martin, Co-Founder and VP of Systems and Analytics: Levi brings extensive experience in large-scale operations to Cannabis Big Data, helping apply those lessons and technologies to smaller, less sophisticated owners and operators. Prior to his time at Cannabis Big Data, he served as Senior Business Intelligence Manager for Colas IS Support. He also founded 9Nineteen Solutions, an IT consulting firm. Levi also has experience in the real estate sector, holding positions at REITs such as UDR and Aimco. Levi earned his bachelor's degree in Business Administration from the University of Northern Colorado.

PAST FINANCING

Cannabis Big Data has raised just $280,000 from past investors, including $250,000 from White Sheep Capital (formerly Initiative Capital) in October 2017 at a pre-money valuation of $2.5 million. The company has also raised $30,000 from CanopyBoulder, in the form of a convertible note. The proceeds of the raise were used to increase customer acquisition efforts, as well as to further develop the company's products.

Security	Amount	Pre-Money Valuation	Date
Series Seed Preferred Stock	$280,000	$2.5 million	October 2017
Convertible Note	$30,000		February 2017


Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $4,000,000
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $4,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

[i] http://newvantage.com/wp-content/uploads/2018/01/Big-Data-Executive-Survey-2018-Findings-1.pdf
[ii] https://bdsanalytics.com/new-report-legal-marijuana-markets-projected-to-reach-23-4-billion-employ-nearly-a-half-million-americans-by-2022-effective-end-of-federal-prohibition-is-in-sight/
[iii] https://dailyhive.com/grow/big-data-shape-cannabis-industry
[iv] https://www.opb.org/news/article/oregon-cannabis-surplus-2019/
[v] https://bdsanalytics.com/new-report-legal-marijuana-markets-projected-to-reach-23-4-billion-employ-nearly-a-half-million-americans-by-2022-effective-end-of-federal-prohibition-is-in-sight/
[vi] https://www.tre.wa.gov/portfolio-item/washington-state-marijuana-revenues-and-health/
[vii] https://www.thecannabist.co/2018/02/09/colorado-marijuana-sales-december-year-2017/98606/
[viii] https://www.cnn.com/2018/06/20/health/canada-legalizes-marijuana/index.html
[ix] https://bdsanalytics.com/new-report-legal-marijuana-markets-projected-to-reach-23-4-billion-employ-nearly-a-half-million-americans-by-2022-effective-end-of-federal-prohibition-is-in-sight/
[x] PitchBook Data, Inc.; Downloaded on March 28, 2019
[xi] https://www2.deloitte.com/content/dam/Deloitte/ca/Documents/consulting/ca-cannabis-2018-report-en.PDF
[xii] https://www.forbes.com/sites/louiscolumbus/2018/05/23/10-charts-that-will-change-your-perspective-of-big-datas-growth/#23da279f2926
[xiii] https://www.mckinsey.com/~/media/McKinsey/Business%20Functions/McKinsey%20Analytics/Our%20Insights/Analytics%20comes%20of%20age/Analytics-comes-of-age.ashx
[xiv] http://newvantage.com/wp-content/uploads/2018/01/Big-Data-Executive-Survey-2018-Findings-1.pdf
[xv] PitchBook data as of March 19, 2019
[xvi] https://www.greenmarketreport.com/headset-secures-12-1-million-in-funding/
[xvii] https://shop.bdsanalytics.com/
[xviii] https://www.prnewswire.com/news-releases/cannabis-data-leader-bds-analytics-raises-3-5-million-in-series-b-led-by-canopyventures-and-altitude-investment-management-300649926.html
[xix] https://newfrontierdata.com/products-services/analyst-reports/
[xx] https://newfrontierdata.com/equio-services-pricing/
[xxi] https://www.newcannabisventures.com/cannabis-data-analytics-firm-new-frontier-receives-500000-investment-from-gladstone-financial/
[xxii] https://www.cnbc.com/2018/02/07/globe-newswire-new-frontier-data-acquires-hemp-business-journal.html

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE
SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN
REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY
STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON
THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND
SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE
LOSS OF THEIR ENTIRE INVESTMENT.

Big Data Analytics, Inc
209 Anemone Dr, Boulder, CO 80302

Ladies and Gentlemen:

The undersigned understands that Big Data Analytics, Inc, a Corporation organized under the
laws of Colorado (the "Company"), is offering up to $107,000.00 of Crowd Notes (the
"Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated
May 15, 2019 (the "Form C"). The undersigned further understands that the Offering is being
made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of
2012 and without registration of the Securities under the Securities Act of 1933, as amended (the
"Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C,
the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page
hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as
described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject
to restrictions on transfer as set forth in this subscription agreement (the "Subscription
Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the
Company shall have the sole right, at its complete discretion, to accept or reject this subscription,
in whole or in part, for any reason and that the same shall be deemed to be accepted by the
Company only when it is signed by a duly authorized officer of the Company and delivered to
the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be
accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take
place at 11:59 p.m. Pacific Standard time on July 15, 2019, or at such other time and place as the
Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust
(the "Escrow Agent") from the undersigned of immediately available funds or other means
approved by the Company at least two days prior to the Closing, in the amount as set forth on the
signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the
Company. The undersigned shall receive notice and evidence of the entry of the number of the
Securities owned by undersigned reflected on the books and records of the Company, which
shall bear a notation that the Securities were sold in reliance upon an exemption from registration

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under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Colorado, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

4

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Colorado, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	209 Anemone Dr, Boulder, CO 80302 Attention: Henry Finkelstein
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [EMAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Big Data Analytics, Inc
By_____ Name: Title:

EXHIBIT D
Crowd Note

Big Data Analytics, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Cannabis Big Data (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4 million. The

"**Discount**" is 20%.

The "**Offering End Date**" is July 15, 2019.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

k. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

> i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;
>
> ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

l. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized,

validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Colorado as applied to other instruments made by Colorado residents to be performed entirely within the state of Colorado, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Denver, Colorado unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



Cannabis Big Data

Data-driven actionable insights for cannabis businesses

Data industry is growing rapidly - revenue >15% CAGR



Big Data Market Worldwide Segment Revenue Forecast 2011-2026

Big Data Market Forecast Worldwide from 2011 to 2026, by segment (in billion U.S. dollars)

Source: Wikibon & Statista



Cannabis industry is growing even faster! Revenue >30% CAGR



North America legal marijuana market, size by type, 2014-2025 (USD Billion)

4.0   5.6

2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025

■ Recreational   ■ Medical

Source: Grandview Research


Cannabis Big Data

$1B total addressable market for cannabis + hemp + ancillary data services in 2023

$200B in revenue

$5B IT spend

$1B data services spend

Source: Grandview Research, New Frontier Data, Computer Economics

 Cannabis Big Data



Data ballooning faster than revenue



Avg pre-roll can have

dizzying #

of data points


Avg pre-roll can have
dizzying #
of data points
Clones
Plants
Nutrients
Watering Recipes
Cycles
Gallons of Water
Days Growing
Temp Logs
Soil Readings
Light Logs
Kilowatts
Days Curing
Harvests
Manifests
Lab Tests
Stores
Sold per Day
Avg Retail Price
Days to Restock
Avg % Discount



Avg pre-roll can have

dizzying #

of data points

But …
how much profit?


Avg pre-roll can have
dizzying #
of data points
And ...
how to
earn more?

Core problem: activating existing data to grow profits

- Competition is growing rapidly[1]
- Profit margins are plummeting for many businesses[2]
- Data collection is mandated by many state regulators[3]

>90% of businesses surveyed want better data tools than those built in to their seed-to-sale or point-of-sale reports[4]

1 https://cannabiz.media/the-explosive-marijuana-license-growth-in-the-united-states-during-2018/
2 https://mjbizmagazine.com/cultivation-2-0/
3 https://mjbizdaily.com/chart-dominant-player-emerging-for-state-cannabis-seed-to-sale-tracking-contracts/

4 Based on internal Cannabis Big Data survey

 Cannabis Big Data

Solution: integrated & automated data toolkit

- Connecting data dots across software, hardware, and spreadsheets can be painful for managers & owners
- Teams don't have the time, money, energy or skills to build every desired report & predictive model
- Without actionable analytics, businesses may risk going out of business

As cannabis businesses grow, they need a **simple, intuitive data toolkit**



Cannabis Big Data aims to empower teams to **earn more & stress less.**





How it works:
integrate, automate, analyze, activate



Cannabis Big Data

One module example:
Inventory management package


Expected stock outs in the next 90 days
Potential lost $$ from stock out in next 30 days
$7,704.07
$30,816.29
Product category
Last 30 days revenue
$40,382.19
Avg day of sales by category

<u>Potential Benefits:</u>

- Increase profits with sellers & margins
- Improve efficiency by automating what & how much to order
- Highlight products that need immediate attention

Custom-tailored modules for business intelligence & analytics

- Each custom-tailored module includes automated integrations, unlimited users, dedicated training, dashboards and reports
- Organized by functional area with out-of-the-box reports and actionable insights as well as customization to meet specific business needs
- Our integrations span data sources including:
  - Seed-to-sale / track-and-trace
  - Point of sale (POS)
  - Accounting
  - Cultivation
  - and much much more!

Over 30 different modules to meet functional needs



Browse all data modules
All
Compliance
Customers
Financials
Grow Yields
Investment
Manufacturing Yields
Planning
Products
Sales
Supply Forecasting
Split Testing
Salesperson Quotas

SaaS modules with one-time sign up + monthly recurring



Modules

Starting at $300 + $30 / mo

Each of our modules is priced with a one-time setup fee and a monthly recurring fee per license, business, or organization. Prices vary by module.

Every module includes integrations, training, dedicated support staff, and 100 user seats.



Analytics

Starting as low as $850

Analytics & reports are one-time data services that are billed as a single engagement. Analytics prices vary by service offered.



Packages

Bulk pricing & discounts

Packages are a bundle of multiple modules and analytics. This could mean one module for many licenses or many modules for one license.

Packages include bulk pricing, so the more you turn on the more you save for each module and analytic service.

We are capable of serving all types of licensed and ancillary cannabis businesses



Retail Stores & Dispensaries



Cultivations & Grows



Infused Product Manufacturer



Vertically Integrated Businesses



Financial Services



Cannabis Consultants



Software Providers



Grow Suppliers



Cannabis Investor



Government Agency



Media Group



Non-profit

Also build custom tools for industry experts and leaders



 +









Start with smaller teams, then grow to enterprise & beyond cannabis

- Starting with $1M - $100M target market as they have immediate & pressing need
- Then scale to longer sales cycle enterprise clients within cannabis & hemp
- As toolkit refines, expand to parallel and complementary industries and verticals

 **Cannabis Big Data**

Founders are enterprise data experts



Henry Finkelstein
Founder,
CEO
Marketing, UI/ UX, e-commerce,
healthcare, gov't contracting



Jason Cooper
Founder,
VP Architecture & Integrations
Armed forces, logistics, recruiting,
telecomm, healthcare, construction



Levi Martin
Founder,
VP Systems & Analytics
Healthcare, education, telecomm,
real estate, construction



Core team are sales & data gurus



Rob Dimino
ROI Manager
Enterprise software sales



John Dimino
ROI Manager
Residential & commercial sales



Ryan Busby
Data Developer
Data science education


Cannabis Big Data

Advisors are all leading industry experts



Hamish Sutherland
Cannabis VC
& former operator



Xena Ugrinsky
Enterprise data
consulting & sales



Andrea Goldman
Cannabis VC
& corporate finance



Steven Looi
Cannabis VC

Derek Vanderwarker
Cannabis
licensing & sales



Truman Bradley
Former owner,
operator, & advocate



Amos Elberg
Cannabis data
scientist



Lean methodology = testing & learning



Q3 & Q4 2016

Alpha
3-month talking tour. Signed 2 alpha customers

Q1 & Q2 2017

Q3 & Q4 2017

Beta + seed
3 beta customers. Raised $252k in seed round

Rebrand + SEO

Q1 & Q2 2018

Q3 & Q4 2018

Growth Engine
Developed data-driven, scalable marketing & sales methodology


Cannabis Big Data

Scalable, data-driven growth engine - just add rocket fuel

Lunch & learns Inbound content Synd. content Conferences Affiliates	Online tools Call center	Stakeholder Mapping 3P & 5D proposals	Customer Promoter



Q1 2019 sees growth acceleration



- Sold more customers in Q1 than all 2018
- Beat forecast in every month
- Streamlining client deployment process



Use of funds to land & expand

- 80% of funds focused on sales & marketing
- Scaleable tech with proven process for growth
- Expanding our national & international footprint





Join two exciting & fast growing industries with cannabis + data

- Cannabis is one of the fastest growing global industries[1]
- Data tools are critical for modern business operation[2]
- Cannabis Big Data aims to help cannabis businesses thrive



1 https://finance.yahoo.com/news/marijuana-is-the-fastest-growing-sector-in-the-us-job-market-132432960.html
2 https://www.digitalistmag.com/cio-knowledge/2018/02/12/why-analytics-are-so-important-for-businesses-in-2018-06164825

 Cannabis Big Data

EXHIBIT F
Video Transcript

[Slide 1]
Hi, My name is Henry - CEO of Cannabis Big Data.

[Slide 2]
In today's world, it's hard to be successful without strong data analytics, which explains why the data industry is booming! But there is actually an industry that's growing even faster ...

[Slide 3]
Cannabis! The cannabis industry is exciting because it's so young and hot. And lots of folks are looking to cash in on the "green rush".

But put cannabis & data together, and you'll see the potential for a HUGE problem

[Slide 4]
From seed to sale, an average pre-roll can contain a mind-boggling amount of data

[Slide 5]
Whether it's the cultivation, manufacturing, distribution, or sales, cannabis businesses need to understand their data to answer the most important question:

[Slide 6]
How much money did they make?

[Slide 7]
And how can they increase that number?

[Slide 8]
The good news is: states require businesses to collect valuable data. The problem is that competition is growing, margins are dropping, and businesses want more help activating their data to grow profits.

[Slide 9]
That's where we come in - Cannabis Big Data plugs into a data source to help spin data into actionable insights. Here's how it works:

[Slide 10]
First, we plug into a firm's software and automate the data flow. Then we create intuitive, actionable reports to help drive business decisions.

[Slide 11]
For example, growers using our cultivation package can quickly drill into any location and date range to find their best strains to grow and how to maximize profits in their next grow cycle.

And that's just two of our modules!

[Slide 12]
We offer over 30 modules with affordable signup and monthly recurring fees.

[Slide 13]
We aim to offer something for every functional area and value to every industry vertical. We are currently focusing on smaller licensed businesses, and as we grow, we'll expand to larger multi-state operators and then offer our solutions to parallel industries outside of cannabis.

[Slide 14]
After nearly 3 years in the market, we're starting to hit our stride to ramp on customers and revenue as the industry is maturing in their hunger for data tools.

[Slide 15]
And that's why we're raising funds to land and expand our national and international footprint. A full 80% of these funds will go to Sales & Marketing efforts to grow our revenues and our customer base.

[Slide 16]
So join us in combining two of the fastest growing industries and helping cannabis businesses activate their data to earn more & stress less.

It's not a question of if, but who and when? And our answer is Cannabis Big Data and now. Join us.